Exhibit 99.1

NANOBIOTIX Annual Shareholders’ General Meeting to Be Held on June 23, 2022

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--June 2, 2022--Regulatory News:

NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – the ‘‘Company’’), a late-stage clinical biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that its Annual Combined Shareholders General Meeting will be held on June 23, 2022 at 9.30 AM Central European Time (CET), 3.30 AM Eastern Standard Time (EST), in the Company’s offices at 60 Rue de Wattignies (5th Floor) 75012 Paris, France.

The notice of meeting, including the agenda, the draft detailed resolutions, and the principal details for attending and voting at this Ordinary and Extraordinary Annual Meeting of Shareholders were published in the French official bulletin of legal notices, the Bulletin des Annonces Légales Obligatoires (BALO), on May 18, 20221.

The documents and information concerning this shareholders’ meeting are available to shareholders as provided by applicable law and regulations on the Company's website at https://ir.nanobiotix.com/annual-general-meetings, at the Company’s registered office, or upon request via email at investors@nanobiotix.com.

Shareholders are kindly advised to consult the Company's website on a regular basis, as it could be updated to specify the final terms and modalities of participation in this shareholders’ meeting in accordance with sanitary, legal, or regulatory requirements.

2022 Financial Agenda

  June 23, 2022 – Annual General Meeting, Paris, France
  September 28, 2022 – 2022 Half-Year Corporate and Financial Update
  November 9, 2022 – Third Quarter 2022 Corporate and Financial Update

About NBTXR3

NBTXR3 is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles administered via one-time intratumoral injection and activated by radiotherapy. The product candidate’s physical mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that NBTXR3 could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company is leveraging its proprietary nanoparticle platform, including its lead product candidate, radiotherapy activated NBTXR3, to develop a pipeline of therapeutic options designed to enhance local and systemic control of solid tumors with an initial focus on the treatment of head and neck cancers.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

_______________________
1 For the purposes of specificity, the agenda published on the Company’s website includes an added draft resolution(n°37), which will be reflected in the updated agenda to be published in the BALO by June 8, 2022.

Contacts

Nanobiotix
Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations
FR – Ulysse Communication
Pierre-Louis Germain
+33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

US – Porter Novelli
Caitlin Hunt
+1 (781) 985-5967
Caitlin.hunt@porternovelli.com